INVEST IN **HOLOFIT BY HOLODIA**

VR Fitness App for Oculus/Pico Devices | Backed By Comcast and NBC Universal


WE MAKE
Fitness Fun

holodia.com Delaware City DE

Software | Product | Lifestyle | Techstars | Virtual Reality

LEAD INVESTOR



Sylvain Davril Merlin/Leonard founder

As an early member of Holofit, I enjoyed turning my rowing sessions from pain to pleasure. I rowed longer, harder, more often thanks to Holodia. I am now a regular user and a loyal community member. Being an entrepreneur since 2000, I was impressed by the quality of the team and their vision, the constant evolutions of the product, the potential market; and I became an investor soon after being a user. I strongly believe in Holodia and I decided to follow-up in this round. Sylvain

Invested $25,000 this round & $427,000 previously

Highlights

1. 🔥 65K+ monthly active users and 350K+ downloads (30+ countries)
2. 🤝 Published on Oculus Meta and Pico/ByteDance (TikTok) > 4B+ users
3. ⬆️ Backed by Comcast and NBCUniversal, Angel investors from Apple and Google

3. ⬆️ Backed by Comcast and NBCUniversal, Angel investors from Apple and Google

4. 💪 Went through Techstars in 2021 (top 0.1% of startups worldwide!) and raised $2M to date!
5. 🚀 CEO, COO and CTO are Virtual Reality and Fitness industry pioneers | led $255M+ Wealth Creation
6. 📰 Featured In Rolling Stone, The Washington Post, Forbes, C/NET, VR Fitness Insider, Men's Journal, more
7. 💰 80k monthly recurring revenue | 1,500% growth since launch in January 2021!!!

Our Team



Shahin Lauritzen Chief Executive Officer

Shahin is a top Business and Leadership strategist, Founder and Board member of successful tech startups, CFO w. P/L resp. > USD 8 Bn. He is also a London SportTech Mentor, Investor, and Speaker. MBA educated from INSEAD, Harvard, and IEDC



Bojana Knezevic Chief Operating Officer

More than 20 years in the fitness industry, serial entrepreneur with previous exits from BeFit (300% YoY growth boutique fitness chain) and MyWorldTaxi (connected taxi app, 120 countries). Creating is my passion, Fitness is my love.



Claudio de Pace Chief Technology Officer

15+ years of technical leadership in Virtual Reality, AR, HealthTech and Gaming industries. Founder of VRZone and Lucid Dream AR. Leading multiple VR teams.



Pavle Lazarevic Marketing Manager

Go-to-market specialist and digital strategy leader. Former head of content for MUNPlanet with featured accomplishments, including overseeing a 300% increase in social media engagement as well as earning achievements in content marketing.

FIVE REASONS TO INVEST IN HOLODIA


REASON #1
VR FITNESS POPULARITY IS SKYROCKETING

The number of VR users is **expected to more than double by the end of 2022** (Statista VR Users Report, April 2022). Just like with the iPhone, VR apps are the primary way of engaging with VR hardware (headsets), and we believe the current environment is ripe for billion-dollar VR apps that are changing the way we live and work.


THE
TIME FOR
VR IS NOW
Number of VR users
in millions
14
35
170
400
2019
2020
2021
2022

VR fitness is a top niche in powering the rise of virtual reality, and Holodia built the only multi-device and cross-platform VR fitness app HOLOFIT


VR Fitness is a
$60B Niche
HOLODIA is joining
headset makers like Meta &
Pico Interactive (ByteDance)
to win the VR Fitness market

Meta and Pico Interactive (Bytedance), the two leading VR hardware makers recognize that fitness is one of the most exciting spaces developing in the VR universe. In fact, Meta recently announced that its ***next headset will be fully fitness-focused!*** Soon, we anticipate hundreds of millions of VR fitness headsets sold, opening a still untapped market for first-moving apps to win over.

See the possibilities of what HOLOFIT VR fitness can do:


Some Call It A Workout, We Call It A Game: The Possibilities...
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HOLOFIT is the only VR fitness platform that uses Real-time graphics content, giving users the ability to travel through original worlds as they work out.

This gives us the opportunity to integrate third-party created content, and use major entertainment studios' IP in HOLOFIT.

Imagine a Jurassic park HOLOworld where you have to train hard to run away from a T.Rex! That's your ultimate fitness motivation!


REASON #2
WE HAVE THE RIGHT PARTNERS TO GROW FAST

Top industry companies and people believe in Holodia and are backing our growth with capital and strategic partnerships.


Our
Backers
NBCUniversal
COMCAST
Angel Investors From:

Our global distribution reach gives us huge advantages


Platforms
HOLODIA is available on
Oculus (Meta), Pico (TikTok)
Meta | 3.6 Billion Monthly Users
Tiktok | 1 Billion Monthly Users

HOLOFIT is the only VR fitness app that is available globally, and has distribution channels both through Meta Oculus and Pico platforms, through our partnerships with major fitness equipment companies (Concept2, Whipr, MaxPro fitness) and through our retail partners (Sport-Tiedje, Europe's no.1 fitness retailer).


REASON #3
WE'VE ASSEMBLED AN ELITE AND EXPERIENCED VR TEAM

Our team is made up of experienced entrepreneurs and VR industry veterans.

Our CEO is a global leader in international finance. Our COO is serial entrepreneur with previous exits, including from BeFit (300% YoY growth boutique fitness chain) . Tech is led by Claudio De Pace, founder of VRZonne and Qmaster.


$255M+
INVESTOR


WEALTH
Shahin Lauritzen
CEO
Bojana Knezevic
COO
Created by Leadership Team
Claudio De Pace
CTO
LUCID DREAM
HARVARD UNIVERSITY
techstars_
vrzone

We are a supercharged team with some of the world's top engineers and 3D developers



And we have a great team of highly professional and experienced advisors helping us reach our growth targets.


HOLODIA'S
Advisory Board
Jefferey Kazmucha
Fitness Tech Investor,
Venture Partner
Jack Chen
Growth Marketing Expert
Cameo, Kraft Heinz
Brian Sexton
Tech Leader
Game Golf, Sitenna
Sylvain Davril
Growth Hacking Expert
SunTseu, Merlin Leonard
SWIDIA
MERLIN / LEONARD

We've gone through Techstars Startup Accelerator (Class of '21)

Less than 1% of promising startups are accepted into Techstars startup accelerator. Entry requires a compelling case for why some of the most selective investors would choose to make a bet that a company has the potential for exponential growth.





Holodia Team Winning a spot at Techstars '21

Holodia won a spot alongside other rapidly growing and competitive companies not only because of our market position but also the passion of our team. We're completely sold on the future of VR and its potential to change the way humans interact with the world.



REASON #4
OUR APP PLATFORM IS BUILT-TO-WIN

HOLOFIT is being built as a platform, able to connect to any health/fitness software or hardware product.

You can use it on any fitness machine, from premium Technogym or Peloton to under $100 devices. You can also use it without any fitness equipment.

It connects to fitness trackers, Apple Health and Google Fit, Strava, and more.



HOLODIA'S
App Features
Save Workouts
Track Progress
Workout Streak Leader Boards
Socialize
Apple Health. Google. Strava
Devotee

We're building virtual worlds for (just about) every exercise!



HOLODIA'S
HOLOFIT VR Fitness App
It's multisport! :
Stationary Bikes
Rowing Machines
Elliptical Machines
Body-weight Exercises
Dozens More
Time passes fast while enjoying your favorite exercises within HOLODIA'S virtual Universe

Holodia is doing something unique: pulling users into a virtual world that pairs with just about any exercise routine!

We reject the approach our competitors are taking by forcing users to change their exercises to fit the virtual game's design. Instead, we've created HOLOFIT to transport our users to an exciting and dynamic universe where exercise isn't boring (we're just getting started).



HOLODIA'S
VISION
We want to transport our users to an exciting & dynamic virtual world that pairs effortlessly with their exercise
Our unique approach to enhancing workouts instead of changing them is a big competitive vision for HOLODIA



Talk About Ultimate
Fitness
Motivation!
Imagine burning calories while fighting off a T.Rex or running away from a dragon!

Instead of a mere spectator, the user assumes that main role in our interactive world that they explore all while working out.

The HOLOFIT Universe currently has 15 virtual worlds - some based on fantasy such as Troglodyte or Cyberpunk of HOLOFIT Universe, nature such as Tropical or Snowy Mountains, cities such as Paris or San Francisco, and real sporting events such as Aiguebelette or Grand Sablon.



HOLOFIT VR Fitness: Environments Lineup (2019)
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2019
HOLOFIT VR
ENVIRONMENT
LINEUP
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But that's not all. We are collecting all relevant user data, and applying AI to further customize user experience. Soon, you will not only be exercising in amazing HOLOFIT worlds at your own pace, you will be guided by our AI Virtual coach to reach the results you want to see.

The Virtual Coach, planned for 2023, will help you improve your performance, lose weight, gain muscle, or focus on your endurance. It will become your fitness alter-ego, bringing you real results through fun virtual experiences.



OUR USER AND REVENUE GROWTH

Right now, we are making $80k in Monthly Recurring Revenues with a 96% core users 90-day Retention rate (higher than Peloton during their 1st year!).

That is 1,500% growth in MRR since launch in January 2021!!!

We expect our revenues to reach $20 million at the end of 2024, pushed by favourable market conditions (not guaranteed):



Forward looking projections cannot be guaranteed.

2022: Doubling of the market

2023: New hardware producers coming into the market (long anticipated Apple VR headsets), and the expansion of our revenue streams by launching premium subscription in 2023 and starting with in-game advertising for big sports and apparel companies

We bring real value to our users, extending their average workout time and increasing the average number of workouts per week.

Users that worked out an average of 2 times per week when starting with HOLOFIT are now exercising 5 or more times per week! And the results are there to show, going from better health, stronger muscles, less fat, improved performance.



Although amazing, growth is not everything! We've put lots of effort in making sure that we build solid metrics foundations, including maximizing our marketing budget value by keeping our Customer Acquisition Cost low. Together with our Advisory board Growth expert, we've created a marketing machine that

is ready to scale us to the first 100,000 subscribers!

We acquire customers through Meta/Facebook and Google ads, and our CAC is at $9. What we spend on each customer advertising is paid back after only 1 month.


Since Jan 2021 Launch
Customer Acquisition Numbers (Paid Ads)
Cost of Customer Acquisition $9
(paid ads through Facebook & Google ads)
lifetime Customer Value = $81
While our market entry numbers are very strong, we only see this as our beginning. We're utilizing A.I. and product improvement upgrades to extend customer lifetime value.

Our subscribers stay with us an average of 9 months, and we are working on extending the Customer Lifetime Value by product improvements that lower the churn further: daily and monthly challenges, more frequent updates, and more workout customization options.


Revenue Models
New revenue streams launch Q3 2023!
Revenue Models
Subcription $11.99/ month
+Premium $3.99/ month
Commercial Customers
Subcription $169/ month
Commercial customer include major fitness chains (YMCA, Midtown Athletic Club) & Luxury Hotels (Four seasons Mayfair).

We have a subscription-based business model, selling monthly (**$11.99**) and yearly subscription (**$104.99**) packages to our members. Launching our AI Virtual coach in '23 will also enable us to launch our Premium subscription tier (**+$3.99/month**).

We get additional revenues from our commercial customers that pay **$169/month** for a business subscription. Our commercial customers include major fitness chains (YMCA, Midtown Athletic Club) and luxury hotels (Four Seasons, Mayfair).


HOLODIA'S
Revenue Streams
Subscriptions
Premium Subscriptions
Advertising
Meta Marketplace

We will open new revenue streams (in the second half of 2023) through advertising opportunities. Already, we have ongoing talks with global fitness apparel leaders, who would be able to "dress" our users' avatars in HOLOFIT!

What our customers say


MyHOLOFIT Story: HOLOFIT VR Fitness Community Shares ...
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> *"So far I've played a handful and IT IS ABSOLUTELY INCREDIBLE. I move, I sweat, I get out of breath, my legs are weak and I can't stand! AND I DON'T WANT TO STOP!"*

> *- Jane T, HOLOFIT Member*

Holodia Has Been Featured In Major Publications


HOLODIA'S ★★★★★
User Experience
AgentBryan 9 days ago
Working out is fun again!
You have to try it to believe it! Words cannot describe. The visuals and animation are amazing and wonderous. Holofit is the most awesome and exciting experience while pedaling and staying in shape. I just pedaled through Paris and around the Eiffel Tower and then on to circling a concert in the park. This is my new go-to workout. Next workout, I'll be peddling my stationary bike through the cosmos dodging asteroids. Working out is fun again!
JessBramow about a month ago
I love it!
Thank you Holodia! I love Holofit! I purchased a basic rower to get a full body workout! And I tend to get very bored working out! But this game has been a true game changer for me! I'm getting 40-60 minute workouts in almost daily! The environments are really cool! And I'm also looking forward to new update coming out!!
pesky_princess 23 days ago
Awesome!!!
I can get lost for hours in this game. It seems like every time I return to an environment something new is added, which keeps it interesting. I must admit the first time through some of these little worlds were scary. Saturn and the underwater worlds took some getting over a few fears. This is a fun, exciting and challenging game with so many options it never gets dull. The developers are updating frequently and tease you with new things to look forward to. I get all the subscription games a year at a time and between all the ones I have I am certain to resub scribe to this one.
mikaellans98 about a month ago
Works great on my Peloton
I got a sensor attached to my bike and it works great. The environments are great, there's a lot to choose from. I love the multiplayer-got to race my buddy in Philly just now
Thomasina Cummings
Workout complete
CONGRATULATIONS!
ReenMei 3 months ago
Finally!!! Exercise and fun have met
I am, and have never been, the type who enjoys exercising. But I know it has to be done. So I would try, but sooner or later the boredom just became too much. And then there was Holofit! I actually bought myself a rower now as well so I can bicycle and row in their virtual worlds.
The support is fantastic. Antonija of Holofit has been so patient with all my questions, and responding fast to help my old self understand the new world of moving in the VR world.
Thanks Holofit and Antonija - you have made a positive change in my life.
I am looking forward to see how your program will grow and develop over time.
Reen from Texas


HOLODIA'S
HOLOFIT VR FITNESS
Turns a Workout into a Vacation
-Club Solutions Magazine
Featured In
Forbes | MEN'S JOURNAL | The Guardian | VR FITNESS INSIDER | Rolling Stone
The Washington Post | THE WALL STREET JOURNAL

WHY INVEST

We believe virtual reality is the next frontier in how humans experience the world. We're not alone.

If you agree with elite technology companies like Meta, Google, and Bytedance that the future of VR will be HUGE, why not own part of this fast growing and exciting industry? Tens of billions of dollars have already been invested, and this trend is on track to continue as adoption for VR goes mainstream.

Holodia is pulling ahead of almost all VR Fitness apps in both our technology, ambition, and customer adoption. Highlights:

- **1,000,000 workouts completed on our app**
- **$2M has already been invested in R&D and company operations**
- **65k monthly downloads with an average of 5 workouts completed every week**
- Virtual worlds designed around popular workouts. Effortlessly integrating into your routine

We believe we're projected for fast growth because of recent partnerships with companies like NBC Universal and Comcast, as well as being the only top-trending app available on multiple devices, including Pico and Oculus.

Finally, we have the right leadership team in place. A group that has worked together for half a decade and has created over $255M in investor wealth.

Join us on our mission to build virtual worlds that make fitness fun!

The right time for VR fitness is now.

3 years ago was too early. The VR hardware was not ready for mass adoption.

3 years from now it will be too late. The market will be taken by a number of players that will lead it to maturity.

Be quick, join the VR fitness revolution now!